Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

April 1, 2019

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Melissa Walsh

Stephen Krikorian

Bernard Nolan

Barbara C. Jacobs

Re:                             Roaring Fork Holding, Inc.

Draft Registration Statement on Form S-1

Submitted February 14, 2019

CIK No. 0001679826

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Roaring Fork Holding, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 13, 2019, from the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on February 14, 2019.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment.  In addition to addressing

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comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Overview, page 2

1.                                      You disclose your dollar-based net retention rate and number of large customers to demonstrate the success of your “land and expand” strategy. Further, you state that an increasing number of customers are deploying a combination of your solutions across multiple business units, functions and use cases in their initial transaction. For additional context, please disclose the number of customers on your platform, as well as the number of new customers and the number of existing customers that had greater than $250,000 in annual recurring revenue (ARR), for each period presented.

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on page 2, 73, 76 and 101, of the Prospectus to add the bolded language below reflecting the total number of customers on the Company’s platform, as well as the number of new customers and the number of existing customers that had greater than $250,000 in annual recurring revenue (ARR).

Our customers with annual recurring revenue, or ARR, over $250,000 increased from 144 at December 31, 2017 to 202 (out of over 1,275 total customers) at December 31, 2018, representing a growth rate of 40%. The increase of 58 net customers with ARR greater than $250,000 is comprised of 16 new customers and 42 existing customers that had ARR grow to exceed $250,000 in 2018.

Pages 73 and 101

Our customers with ARR over $250,000 increased from 144 at December 31, 2017 to 202 (out of over 1,275 total customers) at December 31, 2018, representing a growth rate of 40%. The increase of 58 net customers with ARR greater than $250,000 is comprised of 16 new customers and 42 existing customers that had ARR grow to exceed $250,000 in 2018.

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Our customers with ARR over $250,000 increased from 144 at December 31, 2017 to 202 (out of over 1,275 total customers) at December 31, 2018, representing a growth rate of 40%. Additionally, at December 31, 2018, we had 25 customers with greater than $1,000,000 in ARR.

Risk Factors

Risks Relating to Our Business

If we are unable to enhance and deploy our cloud-based offerings…, page 15

2.                                      You disclose that your customers are increasingly adopting your cloud-based offerings but that you expect a majority of your revenue will be composed of subscription term-based license revenue for the foreseeable future because you anticipate that your customers will continue to require substantial on-premise and hybrid offerings. Further, you disclose on page 76 that subscription term-based license revenue represented 71% and 64% of your revenue for the year ended December 31, 2017 and the nine months ended September 30, 2018, respectively. Please contextualize your disclosure by specifically quantifying revenue attributable to term-based contracts and SaaS contracts. Also, please disclose the weighted-average contract term of your subscription-based contracts.

Response

In response to the Staff’s comment, the Company has supplemented the risk factor on pages 15 and 16 of the Prospectus, by adding the bolded language below:

Historically, our revenue has been driven predominately by our on-premise offerings. For the year ended December 31, 2017, $122.1 million, or 71%, of our total revenue was from subscription term-based licenses, whereas $38.1 million, or 22%, of our total revenue was from subscription SaaS and support and maintenance. For the year ended December 31, 2018, $133.7 million, or 66%, of our total revenue was from subscription term-based licenses whereas $51.3 million, or 25%, of our total revenue was from subscription SaaS and support and maintenance. The remainder of our revenue, or $12.3 million and $16.6 million for the years ended December 31, 2017 and 2018, respectively, was attributable to professional services and other.

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Additionally, the Company advises the Staff that it discloses the average contract term for subscription contracts on page 73 of the Prospectus in “Management’s Discussion and Analysis—Overview.”

Risks Relating to Our Indebtedness

Our existing indebtedness could adversely affect our business…, page 44

3.                                      You state on page 135 that all the obligations under the Credit Agreement are secured by first-priority perfected security interests in substantially all your and the guarantors’ assets. Please highlight such term in this risk factor.

Response

In response to the Staff’s comment, the Company has supplemented the risk factor on page 44 of the Prospectus, by adding the bolded language to the sentence below:

In addition, as of December 31, 2018, we had $25.0 million of additional borrowing capacity under our Revolving Credit Facility. All obligations under the Credit Agreement are secured by first-priority perfected security interests in substantially all of our assets and the assets of our subsidiaries, subject to permitted liens and other exceptions.

Risks Relating to Our Common Stock and This Offering

Provisions of our corporate governance documents could make an acquisition…, page 51

4.                                      You state on page 139 that your certificate of incorporation will provide that the directors may only be removed for cause, and only by the affirmative vote of holders of at least 66.66% in voting power, in the event that Vista beneficially owns less than 40% in voting power of your issued and outstanding stock. Please highlight such provision in this risk factor.

Response

In response to the Staff’s comment, the Company has supplemented the risk factor on page 51 of the Prospectus, by adding the bolded language to the bulleted list:

•                  these provisions provide for a classified board of directors with staggered three-year terms;

•                  these provisions provide that, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the our stock entitled to vote

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generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 75

5.                                      You state that your dollar-based net retention rate exceeded 115% at each of December 31, 2017 and September 30, 2018. Please provide the actual rate as of each period presented. To the extent there are variances between the rates, revise to address any known underlying material trends.

Response

In response to the Staff’s comment, the Company has revised its disclosure of the dollar-based net retention rate on pages 2, 73, 76, 101 and 105 of the Prospectus by adding the bolded language below to include the actual rate as of each of December 31, 2017 and 2018.  In addition, the Company has revised its disclosure of dollar-based net retention rate on page 76 of the Prospectus by adding the bolded language below to address material trends in the variance between the rate at December 31, 2017 and at December 31, 2018.

Page 2, 73, 101 and 105:

Our ‘‘land and expand’’ strategy targets enterprises with a specific solution and use case and then seeks to grow our footprint with additional solutions, use cases and identities. The success of our strategy is validated by our strong dollar-based net retention rates, which were 123% and 115% at December 31, 2017 and 2018, respectively, and our growing number of large customers.

Page 76:

The quotient obtained from this calculation is our dollar-based net retention rate. Our dollar-based net retention rates were 123% and 115% at December 31, 2017 and 2018, respectively. The decrease in our dollar-based net retention rate, from 123% at December 31, 2017 to 115% at December 31, 2018, was primarily driven by consolidation of major customers, right-sizing subscriptions and non-regrettable churn of smaller customers. In the future, we expect to maintain a dollar-based net retention rate consistent with the rate at December 31, 2018 of 115%.

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Results of Operations

Comparison of the Nine Months Ended September 30, 2017 and 2018

Revenue, page 81

6.                                      Please provide an analysis of the causes for the material changes in revenue. For example, disclose the amount of revenue growth from acquiring new customers, renewals of contracts with existing customers, expansion of contracts with existing customers, and sales of new solutions. In this regard, we note that these factors are important to your continued revenue growth. Refer to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K and Section III.D of SEC Release 33-6835.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 76, 77, 81 and 82 of the Prospectus to add the bolded language below, which includes an analysis of the primary causes for material changes in revenue generally and for the periods presented.

Page 76 and 77

Revenue

We recognize revenue under ASC 606. Under ASC 606, we recognize revenue when our customer obtains control of goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. See “Critical Accounting Policies — Revenue Recognition”.

We derive revenue primarily from sales of subscriptions for our solutions to new and existing customers and, to a lesser extent, sales of professional services.

Subscription. Subscription revenue includes subscription term-based license revenue for solutions deployed on-premise within the customer’s IT infrastructure, subscription support and maintenance revenue from our on-premise deployments, and SaaS subscriptions, which give customers the right to access our cloud-hosted software solutions. We typically invoice subscription fees annually in advance, though certain contracts require invoicing for the entire subscription in advance. Subscription term-based license revenue is recognized upon transfer of control of the software, which occurs at delivery or when the

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license term commences, if later. All of our support and maintenance revenue and revenue from SaaS subscriptions is recognized ratably over the term of the applicable agreement.

For the years ended December 31, 2017 and 2018, 71% and 66%, respectively, of our revenue was from subscription term-based licenses. We expect that a majority of our revenue will be from subscription term-based licenses for the foreseeable future. Changes in period-over-period subscription revenue growth are primarily impacted by the following factors:

•                                         the type of new and renewed subscriptions (i.e., term-based or SaaS); and

•                                         the duration of new and renewed term-based subscriptions.

While the number of new and increased subscriptions during a period impacts our subscription revenue growth, the type and duration of those subscriptions has a significantly greater impact on the amount and timing of revenue recognized in a period. Subscription revenue from term-based licenses is recognized at the beginning of the subscription term, while subscription revenue from SaaS and support and maintenance is recognized ratably over the subscription term. As a result, keeping other factors constant, when the percentage of subscription term-based licenses to total subscriptions sold or renewed in a period increases relative to the prior period, revenue growth will increase. Conversely, when the percentage of subscription SaaS and support and maintenance to total subscriptions sold or renewed in a period increases, revenue growth will generally decrease. A multi-year subscription term-based license will generally result in greater revenue recognition up-front relative to a one-year subscription term-based license. Therefore, keeping other factors constant, revenue growth will also trend higher in a period where the percentage of multi-year subscription term-based licenses to total subscription term-based licenses increases.

As discussed in “Selected Consolidated Financial Data—Non-GAAP Financial Measures”, Calculated Billings mitigates fluctuations in GAAP revenue recognition due to contract term and the sales mix of subscriptions for term-based licenses and SaaS. While it is not possible to quantify the period-over-period revenue changes driven by changes in subscription type and duration, comparing the growth in Calculated Billings to the growth in revenue for a period can give a general indication of the net overall impact.

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For example, a period in which Calculated Billings growth exceeds revenue growth indicates that less revenue was recognized up front.

Professional Services and Other. Professional services and other revenue consists primarily of fees from professional services provided to our customers and partners to configure and optimize the use of our solutions, as well as training services related to the configuration and operation of our solutions. Our professional services are generally priced on a time and materials basis, which is generally invoiced monthly and for which revenue is recognized as the services are performed. Revenue from our training services and sponsorship fees is recognized on the date the services are complete. Over time, we expect our professional services revenue to remain relatively stable as a percentage of total revenue.

Page 81 and 82

Total revenue increased by $29.0 million, or 17%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. 85% of the increase in total revenue was due to an increase in subscription revenue of $24.8 million. The remaining $4.3 million of revenue growth was attributable to an increase in professional services and other revenue.

The table below sets forth the components of subscription revenue for the years ended December 31, 2017 and 2018.

	Year Ended December 31,
	2017	2018	$ Change	% Change
	(in thousands)
Subscription term-based licenses:
Multi-year subscription term-based licenses	$86,421	$88,925	$2,504
1-year subscription term-based licenses	35,678	44,743	9,065
Total subscription term-based licenses	122,099	133,668	11,569
Subscription SaaS and support and maintenance	38,120	51,323	13,203
Total subscription revenue	$160,219	$184,991	$24,772	15%

The change in subscription revenue was primarily due to the following:

•                                         Change in subscription type. Subscription term-based license revenue as a percentage of subscription revenue decreased from 76% to 72% in the years ended December 31, 2017 and 2018, respectively. Subscription SaaS and support and maintenance as a percentage of total subscription revenue increased from 24%

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to 28% in the years ended December 31, 2017 and 2018, respectively. This resulted in greater deferral of revenue from subscriptions entered into or renewed during the year ended December 31, 2018 compared to the year ended December 31, 2017.

•                                         Change in term-based subscription duration. Multi-year subscription term-based license revenue as a percentage of total subscription term-based license revenue decreased from 71% to 67% in the years ended December 31, 2017 and 2018, respectively. This resulted in less upfront revenue recognition from subscriptions entered into or renewed during the year ended December 31, 2018 compared to the year ended December 31, 2017.

Subscription revenue increased 15%, or $24.8 million, in the year ended December 31, 2018 compared to the year ended December 31, 2017. Calculated Billings increased $39.7 million, or 25%, for the year ended December 31, 2018 compared to the year ended December 31, 2017. The lower growth rate of subscription revenue compared to Calculated Billings is a reflection of the changes in type and duration of subscriptions entered into or renewed during 2018 discussed above.

Operating Expenses

Research and Development, page 84

7.                                     You indicate that a factor contributing to the increase in research and development expenses was increased cloud-based hosting costs related to your SaaS offerings. Explain the nature and amount of the cloud-based hosting costs included within research and development expenses, and tell us what consideration you gave to classifying such costs as cost of revenue. In this regard, you indicate in the first paragraph on page 77 that subscription cost of revenue includes cloud infrastructure costs.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 84 of the Prospectus to clarify that the cloud-based hosting costs included within research and development expenses relate to the costs incurred to support its development efforts, which predominantly relate to the hosted development environment that the Company uses to test new cloud-based solutions.

To determine the appropriate classification of these cloud-based hosting costs within research and development expenses, the Company considered the guidance within Accounting

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Standards Codification (“ASC”) 730-10. Per ASC 730-10-25-2d, the costs of services performed by others in connection with the research and development activities of an entity shall be included in research and development costs. As the Company utilizes Amazon Web Services (“AWS”) to host its development environment, which is a separate environment from that which is used to provide solutions to customers, it classifies the costs paid to AWS to host the development environment as research and development expenses. The Company advises the Staff that the cloud-based hosting costs it incurs that relate to the provisioning of solutions to customers are classified within cost of revenue.

Benefit for Income Taxes, page 85

8.                                     In your discussion of the benefit for income taxes for each of the periods presented, please address the significant underlying factors that materially impact your effective tax rates. In this regard, your discussion and analysis should provide insight into the extent to which reported financial information is indicative of future results. Refer to Item 303(a)(3) and Instruction 3 to Item 303(a) of Regulation S-K and Sections III.A and III.D of SEC Release 33-6835.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of the Prospectus to add the bolded language below, addressing the significant underlying factors that materially impact its effective tax rates.

For the year ended December 31, 2017, we recorded a benefit for income taxes of $13.2 million. For the year ended December 31, 2018, we recorded a provision for income taxes of $3.4 million. Our effective tax rates for the years ended December 31, 2017 and 2018 were (228.2)% and (33.5)%, respectively. The increase in our effective tax rate for 2018 compared to 2017 was primarily driven by the enactment of the Tax Act in 2017. As a result of the Tax Act, we remeasured our deferred tax assets and liabilities at the lower U.S. federal tax rate, which resulted in a one-time tax benefit during the year ended December 31, 2017 of $17.0 million. This one-time tax benefit was partially offset by the one-time transition tax expense on certain unremitted earnings of our foreign subsidiaries during the year ended December 31, 2017 of $1.2 million. Additionally, there were changes to our state tax rates which resulted in tax expense of $1.9 million and $4.2 million during the years ended December 31, 2017 and December 31, 2018, respectively. During the year ended December 31, 2018, we recorded tax expense of $1.0 million for contingent deal consideration related to the

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Elastic Beam acquisition (as further discussed in Note 5 of our consolidated financial statements included elsewhere in this prospectus).

Business

Our Market Opportunity, page 105

9.                                     You estimate that your market opportunity is greater than $25 billion based on a formula involving the total number of global companies above $500 million in annual revenue and your internal ARR data for customers above that threshold “across your solutions and use cases.” On page 73, you indicate that you “primarily” target that type of company. Please clarify whether there are any material assumptions associated with your market estimate, including full deployment of solutions and use cases within each revenue band. For additional context, please disclose the total number of global companies that you identified for the purpose of this estimate and the total number of customers with annual revenue in excess of $500 million as of the end latest period presented.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the Prospectus to add the bolded language below, which (i) clarifies the material assumptions associated with its market estimate and (ii) includes the total number of global companies that the Company identified for the purpose of its estimate.

Based on management’s internal analysis, we estimate that our market opportunity is greater than $25 billion across our use cases. We quantify this opportunity by identifying the total number of global companies above $500 million in annual revenue as of March 29, 2019, which was 19,900 companies, and segmenting these companies into four revenue bands. We then multiply the number of companies within each revenue band by our internal ARR data for that revenue band, assuming deployment of all our solutions and use cases.

The Company advises the Staff that it is not able to disclose the total number of its customers with annual revenue in excess of $500 million because many of the Company’s large customers are privately held and the Company does not have access to the revenue data of those customers to be able to calculate this metric with accuracy.

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Partnership and Strategic Relationship

Technology Alliance, page 112

10.                              Please tell us whether a material percentage of your new business derives from your 2016 partnership with Microsoft. If so, please disclose the material terms of the underlying agreement. Your disclosure states that channel partners have been increasing in influence and that 60% of your new business for the nine months ended September 30, 2018 was channel-influenced.

Response

In response to the Staff’s comment, the Company advises the Staff that the percentage of its new business from its 2016 partnership with Microsoft is immaterial.

Executive Compensation

Employment, Severance and Change in Control Arrangements

Letter Agreements, page 124

11.                              You disclose that the performance-based cash incentive bonus for each of your Named Executive Officers provides incentive payments correlated in part to “the attainment of pre-established objective financial goals.” Please briefly describe the financial goals that applied to the non-equity incentive plan compensation that you paid to these officers in fiscal year 2018. Refer to Item 402(o) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 124 of the Prospectus to add the disclosure below under “Executive Compensation—Non-Equity Incentive Compensation” which generally describes the financial goals applied to the non-equity incentive plan compensation paid to its Named Executive Officers in fiscal year 2018.

For 2018, our Named Executive Officers were eligible to receive an annual performance-based cash incentive award. Performance was assessed against goals and targets that were established for the fiscal year by our Board in the first quarter of 2018. Each performance goal was assigned a “target” level of performance and certain of the performance goals for 2018 included a

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“stretch” level at which the award opportunity was capped. Achievement of the target performance level would earn the target award, and achievement at or above the stretch performance level (where applicable) would earn a multiple of the target opportunity. Achievements falling below the target or between the target and stretch levels would result in a pro-rated payout. The performance goals used to determine cash incentive awards for 2018 were based on new ARR, Adjusted EBITDA, and customer churn rate, as well as the successful completion of various operational objectives.

General

12.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

In response to the Staff’s comment, the Company advises the Staff that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

13.                              Please supplementally provide us with copies of any graphical material or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response

In response to the Staff’s comment, the Company advises the Staff that it will supplementally provide the Staff with copies of any graphical material or artwork it intends to use in its Prospectus.

*   *   *   *

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We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Raj Dani
Roaring Fork Holding, Inc.